September 27, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc.
Amendment No. 1 to Form 10 Filed August 23, 2021 File No. 000-52952

Dear Ms. Livingston,

We have reviewed your letter dated September 13, 2021. Set forth below are your comments on our Form 10-12G followed by our responses. We have incorporated the responses in our Amendment No. 2 filed on EDGAR, which is redlined for the convenience of the staff.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Item 1. Business, page 3

1. We note your disclosure that you are choosing to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the JOBS Act. Please revise your filing to clearly disclose that this election is irrevocable. Additionally, please revise the facing page of your filing to include the required disclosure related to your election to use extended transition period

RESPONSE: The filing has been revised to clearly disclose that this election is irrevocable. Additionally, on the facing page of our filing to include the required disclosure related to our election to use extended transition period was amended to include the required disclosure related to our election to use extended transition period.

(a) Business Development, page 3

2. Please revise to disclose here that you have no assets, have not earned any revenues to date and have negative working capital, negative stockholders' equity and a going concern opinion from your auditor. Also disclose here that you may incur losses in seeking a business combination and that your Chief Executive Officer intends to spend a limited amount of time seeking a business combination.

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RESPONSE: The filing has been revised to disclose here that we have no assets and have negative working capital, negative stockholders' equity and a going concern opinion from your auditor, however even though limited, the Company has earned revenues every year of operation as indicated in the audited financial statements. We have also amended the filing to disclose that we may incur losses in seeking a business combination and that our Chief Executive Officer intends to spend a limited amount of time seeking a business combination

Item, 1. Business

(b) Business of the Issuer, page 4

3. Revise the second paragraph to disclose the qualifications and experience of Mr. Kistler in analyzing potential business opportunities.

RESPONSE: The filing has been amended to disclose the qualifications and experience of Mr. Kistler in analyzing potential business opportunities

4. We note the disclosure that your limited capital available for investigation may negatively impact your ability to discover or adequately evaluate acquisition opportunities. Please add risk factor disclosure on this risk or advise.

RESPONSE: The filing has been amended to disclose that our limited capital available for investigation and we have added a risk factor disclosure on this risk

5. We note the disclosure in the third paragraph on page 5 that shareholder approval will likely not be obtained for any acquisition or business combination and that if it is obtained that, "may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders." Please revise your Risk Factors section to add specific disclosure on the risks associate when shareholders do not have a vote on any business combination, when approval may delay and increase expenses of any transaction, and on the risk that shareholders may have dissenters' rights.

RESPONSE: The filing has been amended to add a risk factor specific disclosure on the risks associate when shareholders do not have a vote on any business combination, when approval may delay and increase expenses of any transaction, and on the risk that shareholders may have dissenters' rights.

Item 1A. Risk Factors, page 5

6. Please add new risk factors that address the risks related to:

•	the disclosure in the last paragraph on page 11 that "the selection of a business combination will be complex and extremely risky;"

•	the disclosure in the second paragraph on page 12 that the "Company possesses limited funds and will be extremely limited in its attempts to locate potential business situations for investigation;"

•	the company may not be the surviving company and shareholders may be cashed-out;

•	that the Company may never locate a potential business combination; and

•	that you will incur costs to improve internal controls over financial reporting.

RESPONSE: The filing has been amended to add the disclosures as requested.

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Our business is difficult to evaluate because we have limited operating business ...., page 5

7. Please separate the risk that your business is difficult to evaluate because of your limited operations from the risks involved in having no revenues, no assets and a going concern opinion. Expand your risk factor disclosure on difficulty of evaluation to include that your business has changed four times since 2005 and, if true, that management has no prior experience in the business of seeking a business combination. Ensure that the subheadings of these new separated risk factors state the risks discussed in the risk factor.

RESPONSE: The filing has been amended as requested.

Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better, page 6

8. Please revise the subheading to state the risks of delaying, deferring or preventing a change of control.

RESPONSE: The filing has been amended to add the disclosures as requested.

There is currently a limited and sporadic trading market for our common stock, and liquidity of shares of our common stock is limited., page 7

9. We note your disclosure on page 17 that your common stock "is quoted on the Over-the- Counter Pink Sheets." Please clarify this risk factor, the first risk factor on page 9, and elsewhere throughout your registration statement the current market for your common stock.

RESPONSE: The filing has been amended to add the disclosures as requested.

Item 2. Financial Information, page 10

10. Noting the disclosure in the last paragraph beginning at the bottom of page 13 that being a public company will increase your costs and that you will incur costs to improve internal controls over financial reporting and to comply with Section 404 of the Sarbanes-Oxley Act and will hire additional accounting and administrative staff, clarify how these costs will be paid in light of the company's lack of revenues and assets and disclose the timeline for hiring staff. Please also add corresponding risk factor disclosure.

RESPONSE: The filing has been amended to add the disclosures as requested.

Managements Discussion and Analysis of Plan of Operation, page 10

11. Please revise your filing to disclose the nature of your revenues and how these amounts are recorded in your financial statements. We also note disclosure on page 11 that you have not earned any revenues from operations to date. Please revise your filing to also remove these inconsistencies.

RESPONSE: The filing has been amended to add the disclosures as requested and revise our filing to also remove the inconsistencies about earned revenues from operations.

The registration statement contains forward-looking statements and information relating to us, our industry and to other businesses., page 10

12. Revise the subheading to reference the risks identified in the body of the risk factor.

RESPONSE: The filing has been amended to add the disclosures as requested.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

13. Please revise the share numbers here and throughout, as appropriate, to reflect the reverse split completed on July 19, 2021.

RESPONSE: The filing has been amended to reflect the Beneficial Ownership as requested to reflect the reverse split completed on July 19, 2021.

Item 5. Directors and Executive Officers, page 14

14. Please complete or remove the sentence at the top of page 15 "Mr. Kistler currently serves in the following capacities."

RESPONSE: The filing has been amended by the removal of the sentence.

Item 9. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

(a) Market information, page 17

15. Please state the corresponding trading symbol(s) for each class of the registrant's common equity and indicate, as applicable, that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Revise to include a statement to the effect that there is no established public trading market for your common stock, and, if applicable, state the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included by Article 3 of Regulation SX indicating the source of such quotations. See Items 201(i-iii) of Regulation S-K.

RESPONSE: The filing has been amended to include a statement to the effect that there is an established public trading market for our common stock, and, to state the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included by Article 3 of Regulation SX indicating the source of such quotations.

(b) Holders, page 17

16. Revise to include the aggregate number of shares held by the 2,251 holders post Reverse Split.

RESPONSE: The filing has been amended

Note 5 Note Payable, page F-9

17. We note disclosure of your outstanding notes payable. Please revise your filing where appropriate to disclose your business relationship with Bruce Miller, the terms of the loans, the consequences of not repaying the loans subject to the repayment terms, and how you intend to repay the outstanding notes payable amounts.

RESPONSE: The filing has been amended to disclose our business relationship with Bruce Miller as a personal acquaintance of our CEO, the terms of the loans, the consequences of not repaying the loans subject to the repayment terms (being unsecured and nonrecourse) and how we intend to repay the outstanding notes payable amounts with a commitment from our CEO in the event of a shortfall.

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Note 9 Subsequent Events, page F-11

18. We note disclosure that on July 19, 2021, the company effectuated a 1 for 5,000 reverse stock split. Please revise your filing to give retroactive effect of this reverse stock split in your financial statements for all periods presented. Refer to ASC 505-10-S99.

RESPONSE: The filing has been amended

Statement of Operations, page F-15

19. We note that you have recorded stock-based compensation of $240,000 during fiscal years ended September 30, 2020, and 2019, which appears to be related to the issuance of series D preferred stock, as disclosed on page F-20. Please tell us and revise your filing to explain how you determined the fair value of these share issuances and the corresponding stock based compensation recorded in your financial statements for each period presented. Further, please revise Note 7 to disclose the stock issuance(s) during the fiscal year ended September 30, 2019, resulting in stock-based compensation recorded in your income statement.

RESPONSE: The filing has been amended to disclose “The fair value of these share issuances was determined by management given the illiquid nature and questionable ability to create a present or future market value for these shares”.

Regarding your request to explain HOW the fair value of these share issuances was determined the following was taken into consideration:

1.	There has been no cash compensation paid to either Mr. Hunt or me since before 2013.
2.

Between 2015 and 2018 there was no stock compensation paid however there were services being performed in the furtherance of the shingle recycling efforts even though unsuccessful there was still efforts being put forth to market the technology.

3.

The fact that there was during the past several years limited liquidity there was no assurances that there would ever be an opportunity to convert the preferred into common shares with the ability to then sell into the open marketplace.

4.	The ability to deposit non reporting shares has also become increasingly difficult.
5.	With all of the aforementioned the preferred shares were issued to hold.

Should the staff have any additional comments or questions please call Brian Kistler, 160-450-3570 or email bkistler1956@gmail.com .

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.

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